Exhibit 99.9

CONSENT OF AUTHOR

TO:                         Ur-Energy Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
United States Securities and Exchange Commission

AND TO:              Toronto Stock Exchange
NYSE Amex, LLC

RE:           Ur-Energy Inc. (“Ur-Energy”) - Consent under National Instrument 43-101

Reference is made to the technical report titled “Preliminary Assessment Lost Creek Property Sweetwater County Wyoming” (March16, 2011) (the “Technical Report”) which the undersigned has prepared for Ur-Energy.

I have reviewed and approved the summaries of and extracts from the Technical Report prepared to be filed with the Annual Report on Form 40-F (Annual Information Form) of Ur-Energy (fiscal year ended December 31, 2010) and confirm that such summaries and extracts fairly and accurately represent the information in the Technical Report.

I hereby consent to the written disclosure of my name, and reference to and incorporation by reference of, the Technical Report in the public filing of the Annual Report on Form 40-F (Annual Information Form) of Ur-Energy with the regulatory authorities referred to above.  I further consent to the incorporation by reference of the Technical Report into Registration Statement No. 333-153098 on Form S-8.

I certify that I have reviewed the Annual Report on Form 40-F (Annual Information Form) being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated:  March 17, 2011

Signed and Sealed

/s/ Douglass H. Graves, P.E.
Douglass H. Graves, P.E., President
TREC, Inc